UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
   Citizens First Savings Bank 401(k) Plan

   Full Name of Registrant
   N/A

   Former Name if Applicable
   525 Water Street

   Address of Principal Executive Office (Street and Number)
   Port Huron, Michigan 48060

   City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

Due to an unanticipated delay in the receipt of certain information from the third party recordkeeper of the Citizens First Savings Bank 401(k) Plan (the “Plan”), the financial statements of the Plan for the year ended December 31, 2005 and corresponding audit will not be completed in time to file the Plan’s Annual Report on Form 11-K. A letter from the Plan’s Certified Public Accountant is attached as Exhibit 99 hereto.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William G. Oldford, Jr., VP and Senior Trust Officer
Citizens First Savings Bank	810	987-8300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Citizens First Savings Bank 401(k) Plan
By Citizens First Savings Bank, Trustee
               (Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2006	By	/s/ William G. Oldford, Jr.

William G. Oldford, Jr.
Vice President and Senior Trust Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT 99
LETTER OF THE CERTIFIED PUBLIC ACCOUNT FOR THE
CITIZENS FIRST SAVINGS BANK 401(k) PLAN
June 30, 2006
Citizens First Savings Bank 401(k) Plan
c/o Citizens First Savings Bank, Plan Trustee
525 Water Street
Port Huron, Michigan 48060
Dear Representative:
We were unable to complete our audit and issue our report on the Citizens First Savings Bank 401(k) Plan financial statements for the year ended December 31, 2005, because we have not received in a timely manner certain information from the third party record keeper for the Citizens First Savings Bank 401(k) Plan.

Very Truly Yours,

/s/ Austin, Niester, Beauchamp & Finnegan, PC

Certified Public Accountants